Dreman/Claymore Dividend & Income Fund
N-SAR Exhibit 77C
October 31, 2006



RESULT OF SHAREHOLDER VOTES
The Annual Meeting of Shareholders of the Fund was held on September 20, 2006. Common and preferred shareholders voted on the election of Trustees.

With regard to the election of the following Trustees by common and preferred shareholders of the Fund:


                                       # of Shares             # of Shares
                                          In Favor                Withheld
--------------------------------------------------------------------------
Roman Friedrich III                     41,840,703                 829,771
Ronald A. Nyberg                        41,851,664                 818,810

The other Trustees of the Fund whose terms did not expire in 2006 are Richard L. Crandall, Nicholas Dalmaso, David Dreman and Ronald E. Toupin, Jr.